UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02020204

NO ACT
P.E. 2-11-2002
1-02256

February 13, 2002

Lisa K. Bork
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Exxon Mobil Corporation

Dear Ms. Bork:

This is in regard to your letter dated February 11, 2002 concerning the shareholder proposal submitted by the Sisters of the Blessed Sacrament, Sisters of the Humility of Mary Villa Maria Community Center, and Unitarian Universalist Service Committee for inclusion in Exxon's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Exxon therefore withdraws its January 24, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jennifer Gurzenski
Attorney-Advisor

cc: Sister Patricia Marshall
Director, Social Justice Office
Sisters of the Blessed Sacrament
1663 Bristol Pike
Bensalem, PA 19020-5796

Sister Joanne Gardner, HM
HM Investment Review Committee
Sisters of the Humility of
Mary Villa Maria Community Center
Evergreen Road
Villa Maria, PA 16155

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1473 Telephone
972 444 1432 Facsimile
lisa.k.bork@exxonmobil.com

Lisa K. Bork
Counsel

ExxonMobil

February 11, 2002

VIA FedEx
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: **Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8**
Withdrawal of Request for No Action regarding
Proposal for Equal Employment Opportunity Report

Dear Sir or Madam:

Exxon Mobil Corporation ("ExxonMobil") received a shareholder proposal from the Sisters of the Blessed Sacrament (the "Proponent") and two "co-filers" for inclusion in ExxonMobil's proxy material for its 2002 annual meeting of shareholders. The proposal was entitled "Shareholders' Request for the Company's Equal Employment Opportunity Report." By letter dated January 24, 2002, ExxonMobil set forth its reason for intending to omit the proposal from its proxy material pursuant to Rule 14a-8(i)(10) (substantial implementation).

We have been advised by the Proponent, on behalf of itself and the two co-filers, that they are withdrawing their proposal. I have enclosed a copy of the letter we received by fax from the Proponent in this regard. As a result of receiving this letter, ExxonMobil wishes to withdraw its request for no action relating to this proposal.

If you have any questions or require additional information, please do not hesitate to call me at 972-444-1473. In my absence, please contact James E. Parsons at 972-444-1478. Please file-stamp the enclosed copy of the letter without exhibits and return it to me in the enclosed envelope. A copy of this letter (and enclosures) is being sent to the proponent and the co-filers.

Sincerely,

Lisa K. Bork

LKB
Enclosures

cc - w/enc:

Proponent:

Sister Patricia Marshall
Director, Social Justice Office
Sisters of the Blessed Sacrament
1663 Bristol Pike
Bensalem, PA 19020-5796

Co-Filers:

Sister Joanne Gardner, HM
HM Investment Review Committee
Sisters of the Humility of Mary
Villa Maria Community Center
Evergreen Road
Villa Maria, PA 16155

Dr. Valora Washington
Executive Director
Unitarian Universalist Service Committee
130 Prospect Street
Cambridge, MA 02139-1845

SISTERS OF THE BLESSED SACRAMENT

1663 Bristol Pike, Bensalem, PA 19020-5796

215/639-0254
215/244-9900, Ext. 321
Fax: 215/244-7790
Email: Pmarshall8@aol.com

RECEIVED
FEB 08 2002
LISA K. BORK

February 8, 2002

F. Lynn Reid
Assistant Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Reid,

Thanks to you and Debra Lindsay for meeting with Gary Brouse and me in person and Denise Moorehead and Sister Joanne Gardner by phone on February 1 in New York. We were grateful for your constructive responses to our questions, and we were impressed with your ability to answer most of them so quickly and thoroughly.

As a result of that dialogue, I am pleased to inform you that the Sisters of the Blessed Sacrament, the Unitarian Universalist Service Committee and the Humility of Mary Sisters are hereby withdrawing their shareholder resolution (Shareholders' Request for the Company's Equal Employment Opportunity Report).

We also want to state that we would not object if you were to remove the uncomfortably fitting charts from the inside back cover of the Global Diversity brochure, as long as you do include a blurb to the effect that the EEO-1 data for the United States are available upon request to the Corporate Secretary's office, or some such wording. To remove those charts, of course, is your decision, but it would enable you to use the space with something more in tune with the Company's global thrust, while at the same time making available the U. S. data in a more acceptable format for those who are interested.

We look forward to a continuation of the relationship we have enjoyed over the years with "Heritage Mobil" and "Heritage Exxon" on the issue of the Company's progress toward true equality and diversity.

Sincerely,

Sister Patricia Marshall

Sister Patricia Marshall
Director, SBS Social Justice Office

CC: Sister Joanne Gardner, HM
Denise Moorehead and James Gunning, UUSC
Gary Brouse, ICCR
Paul Neuhauser, Esq.

SHAREHOLDER RELATIONS

FEB 0 3 2002

NO. OF SHARES ________
COMMENT: PTM/DGH/SMD
ACTION: REG/JP/LB/TL/LR

Dr. Valora Washington
Executive Director
Unitarian Universalist Service Committee
130 Prospect Street
Cambridge, MA 02139-1845

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1473 Telephone
972 444 1432 Facsimile
lisa.k.bork@exxonmobil.com

Lisa K. Bork
Counsel

ExxonMobil

January 24, 2002

VIA Network Courier
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: **Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8**
Omission of Shareholder Proposal -- Equal Employment Opportunity Report

Dear Sir or Madam:

Exxon Mobil Corporation ("ExxonMobil" or the "Company") has received the shareholder proposal attached as Exhibit 1 from the Sisters of the Blessed Sacrament (the "Proponent") and two "co-filers" for inclusion in the Company's proxy material for its 2002 annual meeting of shareholders. ExxonMobil intends to omit the proposal from its proxy material pursuant to Rule 14a-8(i)(10) (substantial implementation). We respectfully request the concurrence of the staff of the Division of Corporation Finance that no enforcement will be recommended if the Company omits the proposal from its proxy materials. This letter and its enclosures are being sent to the Commission pursuant to Rule 14a-8(j).

The Shareholder Proposal

The shareholder proposal is set forth in its entirety in Exhibit 1. The resolution is as follows:

> "RESOLVED: The shareholders request our company prepare a report at reasonable cost within four months of the annual meeting that may omit confidential information on the issues described below.

1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1999, 2000, 2001 listing numbers in each category.
2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.
3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.
4. A general description of how the company publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers."

Reason for Omission: Substantial Implementation (Rule 14a-8(i)(10))

Rule 14a-8(i)(10) allows a company to exclude a proposal if the company, "has already substantially implemented the proposal." In 1983, the Commission adopted the current interpretation of the exclusion, noting that for a proposal to be omitted as moot under this rule, it need not be implemented in full *or precisely as presented*:

> "In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [predecessor to 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Release No. 34-20091 (August 16, 1983).

When a company can demonstrate that it has already adopted policies or acted to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See *Hilton Hotels Corporation* March 7, 2001); *Exxon Mobil Corporation* (January 24, 2001); *Nordstrom Inc.* (February 8, 1995); *The Gap, Inc.* (March 8, 1996).

The Company believes that Items 1 through 4 of the Proponent's resolution have been substantially implemented and that the entire proposal can therefore be omitted from the proxy statement. The Company's booklet entitled "Global Diversity" includes the information requested by Proponent in Items 1 through 4 of its proposal. This booklet (the "Diversity Booklet") is attached as Exhibit 2. The Diversity Booklet is sent to all ExxonMobil employees and is made available to shareholders at the annual meeting and upon request. As the CEO and Chairman of the Company has said in his foreward to the Diversity Booklet, "you will see that our diversity efforts are multifaceted and substantial. They range from recruiting and career development, to educational and community outreach programs designed to improve the quality of life where we live and work." See letter on inside cover of Diversity Booklet.

Below is a more specific discussion of how the various requests made by Proponent in Items 1 through 4 of its proposal have been substantially implemented by the Company.

Item 1 of Proposal

In Item 1 of the Proposal, the Proponent requests that the Company provide a "chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1999, 2000, 2001 listing numbers in each category." On the last page of the Diversity Booklet, the Company provides a chart that sets forth the number of employees that are women and the number that are minorities for each of the nine major EEOC defined job categories for 2000. The Company also sets forth the percentages of all employees that are composed of women and minorities for each of the nine major EEOC defined job categories for 2000. The Company provided a similar report last year (the 2000 Global Diversity Booklet) that provided comparable information for 1999. Similarly, the Company plans to publish comparable information in 2002 that provides data for 2001. The Company has a history of regularly and voluntarily providing similar information regarding numbers of women and minority employees since the mid-1970's. While the chart does not break out numbers of minority employees by separate races, the Company believes that providing such a level of detail would fragment the already large amount of data provided into so many numbers that it would obfuscate the important information that is provided, and that it would therefore be of limited practical value. The Company endeavors to provide meaningful and comprehensive information on the diversity of its workforce and believes that the aforementioned chart accomplishes this goal -- as well as the presumably similar goal of Proponent as inferred from Item 1 of the proposal.

The information contained on the last page of the Diversity Booklet provides substantially all the information for 2000 that is requested by Proponent in Item 1. The comparable 1999 data was included in the 2000 Global Diversity Booklet and the 2001 data will be included in a report to be published later this year. The Company believes that Item 1 of the proposal has been substantially implemented.

Items 2 and 3 of Proposal

In Item 2 of the Proposal, the Proponent requests that the Company provide a "summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized." Embedded in the Diversity Booklet are details on a variety of programs the Company has in place to improve representation of women and minorities in all job categories, including supervisors and managers. Examples of these include:

- Scholarships, grants and internships for women and minorities pursuing degrees in engineering, science and business (see, in particular, pages 1, 4 and 5 of Diversity Booklet);
- Alliances and partnerships with women and minority organizations (see pages 1 and 5 of Diversity Booklet);

- Mentoring programs and networks to assist employees in effective integration into the organization (see page 3 of Diversity Booklet);
- Wide variety of policies and programs that provide flexibility in addressing individual employee needs throughout the individual's career (see page 3 of Diversity Booklet);
- Focused and structured employee development program to ensure that all employees are able to reach their full potentials and that individuals with leadership potential are identified early in their careers (see page 2 of Diversity Booklet).

As outlined above and as described in more detail in the Diversity Booklet, the booklet clearly describes "programs to improve performances" of women and minorities across all job categories.

In Item 3, the Proponent requests that the report include a "description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities." As outlined in the bullet points above, the booklet comprehensively describes the major policies and programs of the Company relating to increasing the number of qualified females and minorities in various areas of the Company, including managers. The last page of the booklet highlights the increased representation of women and minorities over the last ten years in the "officials and managers" and "professionals" categories. This page also details the representation of women and minorities in the nine major EEOC defined job categories.

The fact that the booklet doesn't necessarily use the same words as the Proponent uses in its proposal (e.g., "Affirmative Action") should not matter. The substance of the requests in Items 2 and 3 of the proposal is included in the Diversity Booklet, and these items have therefore been substantially implemented by the Company.

Item 4 of Proposal

In Item 4 of the resolution, the Proponent requests that the report include "a general description of how the company publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers." The Diversity Booklet specifically describes how the Company supports minority- and women-owned businesses. See page 7 of the Diversity Booklet under "Supplier diversity." As stated in the booklet, in the U.S. alone, the Company purchased over $200 million in goods and services from minority-owned suppliers and nearly $150 million from business owned by non-minority women. The Company has twice been honored by the National Minority Supplier Development Council.

The Diversity Booklet contains a clear description of its dealings with minority- and women-owned businesses, as requested in Item 4. This part of the proposal has therefore been substantially implemented.

Conclusion

In sum, the Company has substantially implemented the proposal because the Company does provide information that addresses Proponent's requests as outlined in Items 1 through 4 of the resolution. The Company believes that it may omit the entire shareholder proposal on the grounds of substantial implementation.

If you have any questions or require additional information, please contact me directly at 972-444-1473. In my absence, please contact James E. Parsons at 972-444-1478. Please file-stamp the enclosed copy of the letter without exhibits and return it to me in the enclosed envelope. In accordance with SEC rules, I am also enclosing five additional copies of this letter and the enclosures. A copy of this letter (and enclosures) is being sent to the proponent.

Sincerely,

Lisa K. Bork

LKB
Enclosures

cc - w/enc:

Proponent:

Sister Patricia Marshall
Director, Social Justice Office
Sisters of the Blessed Sacrament
1663 Bristol Pike
Bensalem, PA 19020-5796

Co-Filers:

Sister Joanne Gardner, HM
HM Investment Review Committee
Sisters of the Humility of Mary
Villa Maria Community Center
Evergreen Road
Villa Maria, PA 16155

Dr. Valora Washington
Executive Director
Unitarian Universalist Service Committee
130 Prospect Street
Cambridge, MA 02139-1845

RECEIVED

DEC 04 2001

LISA K. BORK

EXHIBIT 1

T. PETER TOWNSEND

DEC 04 2001

SISTERS OF THE BLESSED SACRAMENT
1663 Bristol Pike, Bensalem, PA 19020-5796

SHAREHOLDER RELATIONS

215/639-0254
215/244-9900, Ext. 321
Fax: 215/244-7790
Email: Pmarshall8@aol.com

DEC 04 2001

NO. OF SHARES ______________
COMMENT: ______________
ACTION: ______________

November 26, 2001

T. P. Townsend
VP-Investor Relations and Secretary
Exxon Mobil Corporation
P.O. Box 140369
Irving, TX 75014-0369

By Certified Mail
Return Receipt Requested

Dear Mr. Townsend:

I am authorized by the Sisters of the Blessed Sacrament to notify you, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934, of our intention to sponsor the enclosed shareholder resolution (Shareholders' Request for the Company's Equal Employment Opportunity Report).

The Sisters of the Blessed Sacrament, founded in 1891 by recently canonized Saint Katharine Drexel to work with Native American Indians and African Americans, have long followed both Exxon's and Mobil's efforts to diversify their workplaces, boards and suppliers. Now that the two companies have been merged for a while, and taking into account the profiling that is occurring across the nation since September 11, we believe it is time to revisit this issue.

The Sisters of the Blessed Sacrament are beneficial owners of 464 shares of Exxon Mobil common stock. We plan to hold the stock at least until the time of the annual meeting, where we, or our representative, will present the proposal. We enclose verification of ownership by Morgan Keegan & Company.

Additional investors will be joining us in this action as co-sponsors. I will be the contact person for all of us.

We stand ready to dialogue with company officials about this, with the possibility that we might be willing to withdraw the resolution if the points in the resolve clause are adequately addressed.

Sincerely,

Sr. Patricia Marshall

Sister Patricia Marshall
Director, SBS Social Justice Office

Enclosures: 2

CC: Julie Wokaty and Gary Brouse, ICCR
James Gunning and Denise Moorehead, Unitarian Universalist Service Committee
Joanne Gardner, Humility of Mary Sisters

SHAREHOLDERS' REQUEST FOR THE COMPANY'S EQUAL EMPLOYMENT OPPORTUNITY REPORT

Whereas: Equal employment is a key issue for shareholders. The *1995* bipartisan Glass Ceiling Commission Study explains that a positive diversity record also has a positive impact on the bottom line. This study is important for shareholders because it shows how many corporations in the United States select for advancement from less than 50 percent of the total talent available in our work force. Women and minorities comprise 57 percent of the work force yet represent only 3 percent of executive management positions and women are awarded more than half of all master degrees, yet represent only 10 percent of senior-level management positions.

These statistics show the limits placed on selecting the most talented people for employment and top management positions.

Not attending to diversity impacts the bottom line because of the real costs of discrimination cases, the potential loss of government contracts and the financial ramifications of a damaged corporate image.

- In 1996 the Wall Street Journal reported that Shoney's earnings for fiscal year 1992 posted a direct loss of $16.6 million as a result of settling a racial discrimination suit for $134.5 million.
- In 1997 Denny's reported it was still trying to win back its minority customers, dating back to the 1992 discrimination complaints against Denny's.
- In 1998 Smith Barney agreed to spend $15 million on diversity programs to settle a case brought by plaintiffs charging sexual harassment.
- *In 2001 Coca-Cola settled a racial discrimination suit for a historic $192.5 million.*
- *In 2001 Norfolk Southern paid $28 million in discrimination suit.*

More than 150 major employers publicly report on work force diversity to their shareholders. Primary examples are Disney/ABC Commitment Report, USAir Affirming Workplace Diversity Report, Intel Diversity Report, Monsanto Diversity Report, and Texaco Diversity Report. *These reports often describe diversity progress and challenges, and many companies include this information in their annual reports.*

RESOLVED: The shareholders request our company prepare a report at reasonable cost within four months of the annual meeting that may omit confidential information on the issues described below.

1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1999, 2000, 2001 listing numbers in each category.

2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.

3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.

4. A general description of how the company publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers.

EXHIBIT 2

Global Diversity

Highlights of initiatives and worldwide progress

ExxonMobil





I am pleased to introduce this report on ExxonMobil's global diversity efforts and to share my thoughts about why this topic is so important to us.

Today, ExxonMobil does business in every corner of the world. We routinely work with host governments, contractors and customers who may be half a world apart. Our products often cross multiple political boundaries, encountering a variety of cultures along the way.

In such an arena, having a workforce that is as diverse as your business is a key competitive advantage. Our success is a direct reflection of the quality of our employees. We strive to attract the best people and to provide them the best career opportunities in our industry. In doing so, we've built a diverse global workforce that is focused on producing superior business results.

As you review the following pages, you will see that our diversity efforts are multifaceted and substantial. They range from recruiting and career development, to educational and community outreach programs designed to improve the quality of life where we live and work. Indeed, our employees and shareholders can be proud of our record of accomplishment in this area.

Rising competition around the world for top-quality employees means that we must strive to tap every pool of talent. I'm convinced that in the future, the most successful organizations will be those that leverage the full capabilities of their diverse employees to add business value and better understand their markets.

At ExxonMobil, we must continue to foster a highly productive work environment that treats all employees with respect, values diverse perspectives, encourages individual growth and achievement, and rewards people based on their performance. This is not a passive exercise. It requires the active, ongoing commitment of every employee.

Over the years, we have learned that when employees feel fully valued and fully utilized, they are more productive and more likely to achieve their true potential. We know that ExxonMobil's position as the world's premier petroleum and petrochemical company depends on our steadfast commitment to this endeavor.

Lee R. Raymond

Lee R. Raymond
CEO and Chairman

NOTE: Use of "the company," "we" and "our" refer to Exxon Mobil Corporation and its affiliates.

Recruiting

Talent search with a global perspective

ExxonMobil recruiters cover the globe in search of talented men and women from diverse backgrounds and cultural experiences. By recruiting worldwide, we gain essential local knowledge and a broad range of perspectives to help achieve our business goals. Equally important, we obtain high-quality employees from whom will be developed the future leaders of our global operations.

Universities are our primary sources for potential management, professional and technical employees. ExxonMobil has long-term relationships with more than 100 colleges and universities in the United States and hundreds more in other countries. Through focused recruiting strategies, we compete effectively for diverse, highly qualified graduates.



△
Process and Controls Manager Laura Morgan orients Venezuelan Rodolfo Tomei on his new job in Caracas. ExxonMobil recruited Tomei in the United States.

Diversity recruiting
Our recruiting teams understand diversity issues. They network with student organizations and develop strong relationships with key faculty members to help them identify top candidates early in the interviewing process.

Scholarships, grants and internships
ExxonMobil's financial aid initiatives and internships play a key role in effective diversity recruiting. Each year, for example, the company pays school-related expenses for about 20 U.S. minority students pursuing technical degrees. It also awards full scholarships to many promising African-American, Hispanic and other minority university students.

In addition, we provide fellowships and grants to women and U.S. minority students seeking graduate degrees in business administration. Many others are supported through ExxonMobil's Departmental Grant Program for colleges and universities.

Summer internships and co-op assignments give top students practical experience while they're still in school. Such programs enable students to earn money for college and make better career decisions by providing meaningful jobs in a real-world environment.

ExxonMobil sponsored more than 300 summer internships and co-op jobs in 2000. Of these, 44 percent went to women and 27 percent to minorities. While most of these programs are U.S.-based, one interesting exception involves the exchange of student interns between our refineries in Singapore and Illinois.

Alliances and partnerships
Through a variety of U.S. alliances and partnerships, ExxonMobil supports organizations of women and minorities seeking degrees in engineering, technology and business. They include groups such as the National Society of Black Engineers, the Society of Hispanic Professional Engineers, the American Indian Science & Engineering Society, the Society of Women Engineers, the National Association of Minority Engineering Program Administrators and the Consortium for Graduate Study in Management.

Back home to Venezuela

Rodolfo Tomei not only came to the United States to pursue a graduate degree, but he also had a keen interest in meeting people from other cultures. Then, to be recruited to return to his home country of Venezuela with the world's largest oil company was a "dream come true."

Tomei received a Master in International Management from Thunderbird, the American Graduate School of International Management in Phoenix, Arizona. At Thunderbird, he studied with people from more than 60 countries.

ExxonMobil hired Tomei as part of a program to recruit international students in the United States to return to their home countries. The number of recruits being considered has grown from 30 to more than 240 representing some 20 countries.

Employed as a controls advisor, Tomei joined the company, "because ExxonMobil provided what I was looking for: a high-performance environment, emphasis on workforce diversity and a long-term focus on career growth."

Successful recruiting
In 2000, ExxonMobil hired 2,394 professionals around the world. Some 55 percent of these were hired outside the United States, and 34 percent were women. Of the 1,087 professionals hired in the United States alone, women accounted for 36 percent and minorities, 24 percent. In total, ExxonMobil hired 2,370 employees in the United States, of which 36 percent were women and 26 percent were minorities.

Career Development

Laying foundations for success

Our business success depends on maintaining a work environment that encourages all employees to reach their full potential. We support many different efforts around the world that enhance career development and improve business performance. Career development initiatives challenge employees and expand their skills by providing a variety of work and training experiences.

Managers and employees share responsibility for every employee's career development. Managers provide challenging work assignments and coaching to improve performance. They are responsible for seeing that employees are treated fairly and evaluated objectively. Employees are responsible for communicating career interests, asking for performance feedback and pursuing opportunities to expand their skills and abilities. Senior management helps build a diverse workforce by identifying high-potential employees early in their careers, then reviewing their progress at least annually.



Syed Zafar (top left), a native of Pakistan, teaches a popular course to help employees improve cross-cultural communication – a critical factor in the success of any global enterprise. Zafar has presented some 200 programs and published numerous articles on cultural diversity.



Senior officers (from left) Carla Lacerda, Exploration and Production Division president; Sissi Noronha, general counsel; and Nadir Barsanulfo, Tax Division manager, help lead affiliate operations in Brazil.



◀ *Ali Essa Al-Furaih, a Saudi packaging technician, monitors polyethylene packaging and shipping at the Kemya joint venture chemical plant in Saudi Arabia.*

Diversity awareness and training
Ongoing efforts to build an understanding of diversity issues are as wide-ranging as the perspectives of our diverse workforce. Formal training classes, informal group sessions, newsletters, team-building activities and brown bag lunches with guest speakers are examples of initiatives used around the world.

ExxonMobil trains all employees to recognize inappropriate workplace behavior, including harassment in all forms — both obvious and subtle. This training includes case studies to raise employee awareness and emphasize the company's zero-tolerance policy. An environment of mutual respect is fundamental for any organization that wants to encourage the flow of ideas and nurture the talents of all employees.

Mentoring and peer support
ExxonMobil organizations around the world rely on a number of programs to help new employees make a smooth transition into the company. Formal and informal mentoring programs pair new hires with experienced professionals who explain work practices, company culture and career development.

Similarly, other programs match new hires with short-service employees who offer day-to-day support and help to build informal networks and working relationships. While many mentoring and peer-support programs are designed for early career stages, the relationships formed often last a lifetime.

Employee networks
Local employee networks exist in various locations, particularly where there are large numbers of ExxonMobil employees. These voluntary, employee-led groups provide a positive, informal environment to discuss common experiences and enhance business performance consistent with company objectives. These groups often sponsor educational programs for interested employees.

Global experience
As of 2000, more than 3,200 ExxonMobil employees were working outside their home countries. For local employees, expatriates are a source of new ideas, skills and technology. For expatriates themselves, living abroad can be a valuable opportunity for personal growth and career enhancement. For the future of our company, expatriate assignments support the development of leaders with the capability to perform effectively across international and cultural boundaries.

Work/Life balance
ExxonMobil understands that employees have needs and priorities in their personal lives. As a result, the company has policies and programs that provide flexibility in addressing the individual needs of employees throughout their careers — while enhancing workplace productivity.

Saudi ventures boost training and employment

ExxonMobil, through joint ventures with Saudi Aramco, Saudi Basic Industries Corporation and the Saudi private sector, continues to make progress in hiring and training Saudi Arabian citizens. Today, these joint ventures employ more than 3,200 Saudi nationals.

"To train and share best practices, we bring in experienced people from ExxonMobil operations around the world to work with the joint ventures," says Clay Lewis, executive vice president, Kemya chemical joint venture.

A sign that the training has succeeded is that efficiency and safety at the Kemya and Yanpet chemical facilities in Saudi Arabia are among the best in ExxonMobil worldwide.

Women assume major roles in Brazil

Women in leadership positions are strengthening affiliate Esso Brasileira's role as an industry leader in Brazil.

Geochemist Carla Lacerda joined the company in 1986. Today she is president of the Esso Brasileira (EssoBras) exploration and production division and a key industry spokesperson.

A local magazine referred to General Counsel Sissi Noronha as "one of the first Brazilian executive women in her generation." After a distinguished career in law and finance with other companies, Noronha joined EssoBras in 1987 as general counsel and chief attorney.

Nadir Barsanulfo was a clerk for her first five years with EssoBras. Today she is the manager of the Tax Division. "With company support, I attend several key training and development workshops a year," Barsanulfo says. "They've been invaluable in helping me develop my management skills."

The success of these women reinforces the company's global objective for developing leadership potential at early career stages — regardless of gender, nationality, race or other differentiating characteristics.

Educational Partnerships

Unlocking the potential to learn

Long ago our company realized the value of a well-educated and technically proficient workforce. We also learned that education unlocks the full potential of young minds.

ExxonMobil supports many education programs around the world. Through numerous corporate grants and scholarships, and the support of employee volunteers, we're helping to improve the quality of education from kindergarten through college.

By making math and science more accessible, we're also encouraging the interest of U.S. minority students and young women in engineering and technical degrees.

Each year, ExxonMobil contributes more than $40 million to education initiatives that foster learning, improve teaching and strengthen academic standards. Some $15 million of that flows to colleges and universities through the generosity of ExxonMobil employees and annuitants who participate in the company's $3-for-$1 matching gift program.

Other ExxonMobil grants aim to enhance the educational, social and economic outlook of minorities. Recently, the National Committee for Responsive Philanthropy named ExxonMobil the largest U.S. corporate donor to minority education.



With funding from ExxonMobil, rural schools in Malaysia now have access to vastly expanded educational resources via the Internet.

Education highlights

■ With ExxonMobil funding of more than $900,000, the K-5 Mathematics Specialist Program enhances elementary mathematics education in communities throughout the United States, including many with significant numbers of African-American, Hispanic and Native American children. The program supports the professional development of math teachers. It also helps teachers develop strategies for making parents partners in their children's education.

■ ExxonMobil in Venezuela is helping young people in seven rural schools get a better education with the purchase of textbooks, desks, chairs and fans. It also has funded construction of a new elementary school.

■ SECME, a U.S. minority outreach consortium, works to increase the number of minority students prepared to complete post-secondary studies in science, math, engineering and technology. It consists of more than 100 school districts, 40 university engineering programs and 70 government and industry partners. ExxonMobil's three-year, $900,000 grant allows SECME to fund teacher and administrator training and expand into new cities and school districts.

■ Students of Sakhalin State University in Russia and three Sakhalin secondary schools are using the Internet to study English, plus social and natural sciences. The project benefited some 150 teachers and nearly 1,500 students last year. ExxonMobil purchased the computers and software and pays for the telecommunications costs.

■ Society of Women Engineers chapters across the United States receive mini-grants to encourage young women to consider career opportunities in engineering and related fields. ExxonMobil's funding amounts to $600,000 over three years.

■ ExxonMobil has contributed some $7 million over the past 25 years to the National Action Council for Minorities in Engineering — the largest privately funded source of minority student scholarships in the United States.

■ The American Indian College Fund, the Hispanic Scholarship Fund and the United Negro College Fund have received more than $325,000 annually.



Nkereuwem Peter, majoring in business management, is among more than 1,700 students receiving Mobil Producing Nigeria scholarships.

Funding Nigerian scholars

Mobil Producing Nigeria, operator of the Nigerian National Petroleum Company/Mobil joint venture, awarded 500 additional scholarships to undergraduates in Nigerian universities and polytechnic schools for 1999/2000. Some 1,700 students now benefit from these scholarships.

Begun 25 years ago, the program supports the studies of promising young men and women in engineering, accounting, computer science, economics, medicine, law and other disciplines. Each grant is good for the duration of a specific academic program and continues as long as the student maintains his or her grades.

"With these scholarships, we recognize the need to support academic excellence in our host communities," says Otunba Solomon A. Oladunni, ExxonMobil's Human Resources director in Nigeria.

Web expands resources for Malaysian schools

ExxonMobil affiliates are helping rural schools in Malaysia improve their quality of education.

A key part of the effort is an Internet-based program called TIGERWeb —Terengganu Intelligent Gateway to Educational Resources.

"We were having trouble getting lesson plans, work sheets and other materials to our rural schools," says Azman Othman, assistant director, Terengganu State Education Resource Center. "But we knew when rural schools have access to the same teaching aids as our urban schools, they do better on academic achievement tests."

It was determined that the Internet would be a good way to exchange information. ExxonMobil helped by supplying funds for equipment, service fees and a secure Web site.

Terengganu school administrators initially connected 50 public schools. Their goal is to connect all 420.

Community Outreach

At home around the world

There are few places in the world where ExxonMobil and its affiliates do not do business. At home in thousands of communities, we seek to be a valued part of each one. Our employees share in this commitment, both as volunteers and through their own direct gifts to nonprofit organizations.

The company's philanthropic program is one of the world's largest. In 2000, $13.5 million was directed to civic and community service organizations.

We have been named in *Corporate Grantmaking for Racial and Ethnic Communities* as one of the most generous companies in the United States.



bil The energy to make a difference

Volunteer Shamin Chanzu teaches students about HIV/AIDS awareness in Kenya.



The Flores family in Dallas is settled in a new affordable home thanks to funding from the ExxonMobil-supported Enterprise Foundation.

Examples of organizations supported by ExxonMobil

- Wider Opportunities for Women — helps low-income mothers in the United States move out of poverty. Women are trained for non-traditional occupations, such as transportation, construction trades, health care and computer systems operation.

- Accion International — forms financial institutions to provide small short-term loans to low-income entrepreneurs in Latin America and the United States. Accion has loaned more than $2 billion to 1.6 million clients, 65 percent of whom were women, over the past seven years.

- Motherless Babies Home — shelters children from a few days old to three years of age in Nigeria. The children are clothed, fed and given medical attention in a nurturing environment.

- Ser-Jobs for Progress — a U.S. network of community-based employment and training centers for the Hispanic community. Participants gain job and literacy skills to boost their employability and success once they enter the workforce.

- Azerbaijan refugees — working with the government of Azerbaijan, ExxonMobil grants are helping to improve life in refugee camps. Funds are used for potable water, textbooks, medical supplies and community centers, as well as for seed, fertilizer and agricultural equipment rental.

- Habitat for Humanity — provides affordable housing for the poor with help from ExxonMobil volunteer workers. The group's funds are also used to underwrite expenses directly related to housing construction.

- Links Foundation — supports an early childhood education program for U.S. African-American children ages 3 to 10. It focuses on school readiness and academic achievement and operates on the premise that early intervention is a sound strategy for success in life.

Supplier diversity

ExxonMobil believes that supporting minority- and women-owned businesses not only builds stronger communities but produces solid business results. These businesses provide high-quality, competitively priced materials and services. They also expand relationships with important market segments while helping to build brand equity.

In the United States alone, ExxonMobil purchased well over $200 million in goods and services from minority-owned suppliers in 2000 — and nearly $150 million from businesses owned by non-minority women.

ExxonMobil also provides development and training. For example, we fund scholarships for minority suppliers to attend Northwestern University's Kellogg Graduate School of Management and the University of Virginia's Darden School of Business.

In recognition of its long-standing commitment to supporting minority- and women-owned businesses, ExxonMobil has twice been honored as the National Minority Supplier Development Council's Corporation of the Year and Chairman Lee Raymond has received its Leadership Award. In addition, ExxonMobil participated in the first annual Business Diversity Forum conducted by the council's sister organization in São Paulo, Brazil.

Diversity marketing

ExxonMobil's retail marketers worldwide tailor their products and promotions to meet their customers' needs. By being attentive to ethnic and cultural differences, hiring local employees, and sponsoring events that are of interest to local customers, our stores build a sense of community. This leads to improved sales and stronger brand loyalty. In the United States, for example, *Exxon* and *Mobil* stores promote Black History Month to celebrate the achievements and contributions of African-Americans.

New home, new hope

Hospital worker Fidelina Flores and her young sons dreamed of a home of their own, with an air conditioner to offset the searing Texas heat, and a neighborhood to be proud of. All of that is theirs now, thanks in part to the nonprofit Enterprise Foundation and funds from ExxonMobil.

Enterprise was formed in 1982 to help communities attract the skills, experience and capital needed to improve themselves. ExxonMobil has been a long-time supporter, providing grants totaling nearly $2 million.

"We believe that it makes business sense to invest in a better quality of life in the communities where we live and work," says Ed Ahnert, ExxonMobil's manager of contributions. "A key ingredient is affordable housing."

Help for Kenya's poor

People in the Mukuru slums of Nairobi, Kenya, face many hardships. Adding to their problems is HIV/AIDS, which infects about 14 percent of all Kenyans.

With support from ExxonMobil, Shamin Chanzu and other employees are making a difference through their involvement with the Mukuru Promotion Center and the Children's Awareness Program.

"The center runs five schools and a lunch program for about 6,000 children," says Chanzu. "Recently, the company donated $14,500 to build a new library."

To address health issues, Chanzu organized the Children's Awareness Program, a project to educate children from Nairobi's slums about the risk of HIV/AIDS.

"We held four-hour sessions with groups of up to 30 young people in each of four schools," says Chanzu. "One goal was to help them develop positive values and self-esteem. Follow-up sessions were held with parents to help them understand the fears and concerns of their children. It was one of the most satisfying things I've ever done."

A diversity success story

Global Vision, Global Value

A strong project-development team, with ExxonMobil's global support, has forged a major business opportunity in China's fastest-growing region.

The milestone agreements signed and approved in 2000 create multibillion-dollar strategic alliances between ExxonMobil and the China Petroleum and Chemical Corporation (Sinopec) in Guangdong Province and between ExxonMobil, Saudi Aramco and Sinopec in Fujian Province. Sinopec is China's largest manufacturer of refined petroleum products and petrochemicals.

Such strategic partnerships strengthen China's industrial base by bringing in capital and the technology to build large projects.

The Sinopec ventures will use ExxonMobil know-how, management systems and best available technology to transform two existing refineries into world-class refining and petrochemical complexes. The ventures also involve the marketing of fuels throughout Guangdong and Fujian Provinces.

"Our team had the privilege and responsibility of creating something new," says Mike Henderek, who led the effort for ExxonMobil.

The South China Ventures Team included a group of Mandarin- and Cantonese-speaking ExxonMobil employees, each with 15 to 20 years of experience in fields directly related to different ventures and with the skills to work successfully in complex partnership environments. The team was supplemented with refining, chemical and fuels marketing experts from around the globe. In addition, Henderek provided more than 30 years of international management experience gained through assignments in five countries.

To help Sinopec understand ExxonMobil's capabilities, the team invited Sinopec's key managers to visit company refineries, petrochemical complexes and fuels-marketing sites in the United States and Singapore.

"At the Baytown, Texas, complex, they saw a single unit producing volumes equal to half of China's total capacity," says Henderek. "Later, we took them to the Kemya joint venture chemical plant in Saudi Arabia, where we'd built the same kind of facility and trained Saudi employees to run it just as well as our plants in the United States.

"Seeing our facilities was just the start. Over time, what really impressed them was the strength and diversity of our team, our willingness to work cooperatively and our ability to draw on relevant expertise and proven management systems from anywhere in the world. ExxonMobil's global experience, combined with its highly talented and diverse global workforce, helped win Sinopec's confidence."

Why focus on diversity?

Because it's the right thing to do for our:

Business — Achieving peak performance from all of our operational, technological and financial resources depends on realizing the full potential from all of our human resources.

People — Employees are naturally more productive working in an environment that encourages a wide range of ideas and perspectives, an environment where opportunities to grow and excel apply to everyone.

Communities — Neighbors, whether corporate or families, care for each other. We seek to assist and support those communities where we live and work.



CHINA
Shanghai
Fujian
TAIWAN
Guangdong
Fujian
Refinery
Hong
Kong
Guangzhou
Refinery

The China ventures call for converting two refineries into refining/petrochemical complexes and the marketing of fuels in Guangdong and Fujian Provinces. At right, ExxonMobil and Sinopec marketing teams visit a Sinopec service station in Guangzhou.



A Decade of Progress in the U.S.

In the United States, companies are required to submit employment information for women and minorities on an annual basis.

These bar charts reflect strong progress by ExxonMobil in building diversity in the management and professional ranks during the 1990s. Our success is a direct reflection of the recruiting and career development strategies described in this booklet.

The table below shows 2000 U.S. employment data for ExxonMobil. While total employment has declined in recent years, the percentage representation of women and minorities in our workforce has steadily increased.

Officials & Managers — Percent of U.S. Employment



(%)
Women
20
15
10
5
0



(%)
Minorities
20
15
10
5
0

Professionals — Percent of U.S. Employment



(%)
Women
30
25
20
15
10
5
0



(%)
Minorities
20
15
10
5
0

United States Employment Data 2000*

	Total Employment	Employment of Women		Employment of Minorities	
		Number of Women	Percent of Employment	Number of Minorities	Percent of Employment
Officials & Managers	6,941	1,226	17.7	1,327	19.1
Professionals	11,721	3,200	27.3	2,131	18.2
Technicians	2,926	759	25.9	696	23.8
Sales Workers	8,309	4,480	53.9	5,024	60.5
Office & Clerical	3,845	3,237	84.2	1,388	36.1
Craft (Skilled)	8,449	537	6.4	2,199	26.0
Operatives (Semiskilled)	2,686	239	8.9	922	34.3
Laborers (Unskilled)	44	4	9.1	6	13.6
Service Workers	477	283	59.3	208	43.6
TOTALS 2000	45,398	13,965	30.8	13,901	30.6

*Statistics shown are as of the end of August 2000. Employment figures include long-term, non-regular employees as mandated by law.

ExxonMobil

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http://www.exxonmobil.com


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